NOT FOR DISTRIBUTION IN THE U.S.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

September 26, 2007

TSX Venture Exchange:    EMR

OTC Bulletin Board: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD PROCEEDS WITH PRIVATE PLACEMENT FINANCING

Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce it is proceeding with a non-brokered private placement offering (the “Offering”) to raise gross proceeds of up to $8,000,000 through the offer and sale of units (the “Units”) of the Company at a price of $0.11 per Unit.

Each Unit will be comprised of one fully paid and non-assessable common share of the Company (a “Common Share”) and one transferable common share purchase warrant (a “Warrant”).  Each Warrant will entitle the subscriber to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of $0.15 per Warrant Share.

There is no minimum subscription for this Offering, and all funds subscribed will be available to the Company for its immediate use.  This Offering may be closed in one or more tranches.

Emgold may pay finder’s fees in accordance with TSX Venture Exchange policies, on subscriptions received pursuant to the Offering in the form of cash equal to 8% of the proceeds raised and non-transferable options (the “Finder’s Options”) equal to 8% of the total number of Units sold in the Offering to subscribers arranged by eligible finders (the “Finders”).  Each of the Finder’s Options shall be exercisable to acquire a Unit of the Company (the “Finder’s Units”) at a price of $0.11 per Finder’s Unit for a period of 18 months from the date of issuance, subject to adjustment.  Each Finder’s Unit will be comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder's Option at a price of $0.15.

All securities issued or issuable in connection with the Offering will be subject to a hold period and may not be traded for four months plus one day from the date of closing.

The directors and certain of the officers of the Company are subscribing to the Offering.  Due to this relationship, the portion of the Offering being subscribed for by the directors and officers is considered to be a "related party transaction" as defined under TSX Venture Exchange Policy 5.9 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions ("Policy 5.9") and Ontario Securities Commission Rule 61-501 (the "OSC Rule").  However, the Offering is exempt from the valuation requirements of Policy 5.9 and the OSC Rule for related party transactions as its securities are solely listed on the TSX Venture Exchange.  The Offering is exempt from the minority approval requirements of Policy 5.9 and the OSC Rule for related party transactions as on the basis that the fair market value of the Units of the Company issued to the directors and officers represents less than 25% of the Company’s current market capitalization.  The transaction may close before 21 days following the filing of the material change report respecting this announcement if the management of the Company determines it to be necessary for sound business reasons.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

The proceeds of the Offering will be used primarily to cover ongoing costs associated with the Company’s permitting application for the Company’s Idaho-Maryland mine, including some funds for basic engineering of long lead items for the mine in anticipation of receipt of the permit, and for completing the exploration programs currently on the Company’s British Columbia mineral properties, for working capital.

For more information about Emgold, the Idaho-Maryland Project in Grass Valley, the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

Sargent H. Berner

Co-Executive Chairman

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.